FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               September 20, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: September 20, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Smith & Nephew plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital Guardian Trust Company:
State Street Nominees Ltd   1,857,400
Bank Of New York Nominees Ltd   1,596,545
Northern Trust 168,700
Chase Manhattan Bank Australia Ltd   7,100
Chase Nominees Ltd   8,633,292
BT Globenet Nominees Ltd   241,500
Midland Bank plc   1,264,000
Cede & Co 129,900
Deutsche Bank Mannheim 4,500
Bankers Trust 367,845
Barclays Bank 82,000
Brown Bros 42,700
Nortrust Nominees 3,231,034
MSS Nominees Ltd   51,000
State Street Bank & Trust Co  217,800
Citibank 9,800
Citibank NA 16,900
Deutsche Bank AG 3,600
HSBC Bank plc  2,900
Mellon Bank NA 84,400
Bank of Ireland Nominees Limited  6,400
ROY Nominees Ltd   24,300
Mellon Nominees (UK) Ltd   567,500
HSBC 20,300
JP Morgan Chase Bank   904,233

Capital International Ltd:
State Street Nominees Ltd   65,700
Bank of New York Nominees  982,685
Northern Trust   386,544
Chase Nominees Ltd   693,193
Midland Bank plc   118,000
Citibank London  13,500
Morgan Guaranty  77,500
Nortrust Nominees  742,572
MSS Nominees Limited 16,200
State Street Bank & Trust Co   380,426
Lloyds Bank 3,900
Citibank   8,300
Citibank NA 334,100
Deutsche Bank AG   24,700
HSBC Bank plc  289,665
Mellon Bank NA 28,700
Northern Trust AVFC 80,038
KAS UK 31,400
Mellon Nominees (UK) Ltd 48,600
Bank One London  48,400
JP Morgan Chase Bank 7,100
Raiffeisen Zentral Bank 302,400
Fortis Bank   10,500
Metzler Seel Sohn & Co.   8,100
Nordea Bank   67,000
Bayerische Hypo Und Vereinsbank AG   13,000

Capital International SA:
Chase Nominees Ltd   405,000
Midland Bank plc 11,000
Pictet & Cie  44,800
State Street Bank & Trust Co 39,000
Lloyds Bank 18,500
HSBC Bank plc 133,200
JP Morgan Chase Bank 12,900
Metzler Seel Sohn & Co.   11,600

Capital Research and Management Company:
State Street Nominees Ltd  23,411,800
Chase Nominees Ltd   109,302,379
JPM Nominees Ltd 50,000
State Street Bank & Trust Co 182,000

Capital International Inc
State Street Nominees Limited 647,800
Bank of New York Nominees 243,800
Northern Trust 15,400
Chase Nominees Limited 761,000
Midland Bank  19,000
Bankers Trust 11,200
Nortrust Nominees 137,200
State Street Bank & Trust Co 47,900
Citibank 9,000
Citibank NA 132,700
HSBC Bank plc 33,500
JP Morgan Chase Bank 38,100

5. Number of shares / amount of stock acquired

................................................................

6. Percentage of issued class

................................................................

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary shares of US 20 cents

10. Date of transaction

18.09.06

11. Date company informed

19.09.06

12. Total holding following this notification

160,036,651

13. Total percentage holding of issued class following this notification

16.99%

14. Any additional information

................................................................

15. Name of contact and telephone number for queries

Phil Higgins - Assistant Company Secretary
020 7960 2228

16. Name and signature of authorised company official responsible for making this notification

Phil Higgins - Assistant Company Secretary

Date of notification

20.09.06

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.